EXHIBIT 5.1

Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, NW  |  Washington, DC  20037-1122  |  tel  202.663.8000    |  fax 202.663.8007

February 10, 2010

Pacific Asia Petroleum, Inc.
250 East Hartsdale Ave.
Suite 47
Hartsdale NY 10530

Re:  Registration Statement on Form S-3

Ladies and Gentlemen:

We are acting as counsel for Pacific Asia Petroleum, Inc., a Delaware corporation (the “Company”), in connection with the registration under the Securities Act of 1933, as amended (the “Act”) of (1) up to 5,000,000 shares of our common stock, at a price of $4.00 per share (the “Shares”), (2) warrants to purchase up to 2 million shares of our common stock, with an exercise price of $4.50 per share, exercisable beginning on the six month anniversary of the closing day until the 36 month anniversary of the closing date (the “Series A Warrants”), (3) warrants to purchase up to 2 million shares of our common stock, with an exercise price of $4.00 per share, exercisable immediately until November 1, 2010 (the “Series B Warrants;” together with the Series A Warrants, the “Warrants”), and (4) the shares of common stock issuable from time to time upon exercise of the Warrants (the “Warrant Shares” and together with the Shares and the Warrants, the “Securities”),  in each case, pursuant to a Registration Statement on Form S-3 (such Registration Statement, as amended from time to time, is herein referred to as the “Registration Statement”) and the related Prospectus and Prospectus Supplement to be filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended.

The Shares and the Warrants are to be sold to certain purchasers (the “Purchasers”) pursuant to a Securities Purchase Agreement (the “Securities Purchase Agreement”), between the Company and the Purchasers. The Warrant Shares are to be sold from time to time upon exercise of the Warrants to be issued by the Company to the Purchasers.

In connection with this opinion, we have examined and relied upon the Registration Statement and related Prospectus therein, the Prospectus Supplement and we have reviewed the corporate proceedings of the Company with respect to the authorization of the issuance of the Shares, Warrants and Warrant Shares. We have also examined and relied upon originals or copies of such agreements, instruments, corporate records, certificates and other documents as we have deemed necessary or appropriate as a basis for the opinions hereinafter expressed. In our examination, we have assumed the genuineness of all signatures, the conformity to the originals of all documents reviewed by us as copies, the authenticity and completeness of all original documents reviewed by us in original or copy form, and the legal competence of each individual executing any document.

Based upon the foregoing, we are of the opinion that:

1.
The Shares have been duly authorized and, when issued and paid for in accordance with the terms and conditions of the Securities Purchase Agreement, will be validly issued, fully paid and non-assessable.

2.
The Warrants have been duly authorized and, when issued and paid for in accordance with the terms and conditions of the Securities Purchase Agreement, will be validly issued, fully paid and non-assessable. The Warrants, when issued and sold by the Company in the manner described in the Registration Statement and the Prospectus, will constitute a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3.	The Warrant Shares have been duly authorized and, when issued and paid for in accordance with the provisions of the Warrants, will be validly issued, fully paid and non-assessable.

The foregoing opinion is subject to the following assumptions, exceptions, qualifications and limitations:

a. Our opinion is subject to and limited by (i) the effect of bankruptcy, insolvency, fraudulent conveyance and other similar laws affecting or relating to the rights of creditors generally (ii) general equitable principles, (iii) requirements of reasonableness, good faith and fair dealing, and (iv) in the case of waivers and exculpatory provisions, the effect of public policy.

b. Certain remedial provisions of the Warrants on which we are opining may be unenforceable in whole or in part, but the inclusion of such provisions does not affect the validity of the balance of such Warrants, and the practical realization of the benefits created by such Warrants taken as a whole will not be materially impaired by the unenforceability of those particular provisions. In addition, certain remedial provisions of such Warrants may be subject to procedural requirements not set forth therein.

c. We have assumed for so much of our opinion as relates the choice of the law of New York as the governing law of the Warrants would not result in a violation of an important public policy of another state or country having greater contacts with the transactions contemplated by the Warrants than New York.

d. We express no opinion as to the validity or enforceability of any provisions in the Warrants that purport to prevent oral modification or waivers.

e. We have assumed that the Company is duly formed, validly existing and in good standing under the laws of Nevada and has the corporate power, and has taken or will take all necessary action required under the laws of Delaware (including any necessary stockholder action) to authorize it, to execute and deliver, and to perform its obligations under, the Warrants.

f. We have assumed that the execution and delivery of, and the performance of its obligations under, the Warrants by the Company do not and will not violate or conflict with, result in a breach of, or constitute a default under, the articles of incorporation or bylaws of the Company, each as amended and/or restated from time to time, or (ii) any order, decision, judgment or decree that may be applicable to the Company or any of its affiliates or any of their respective properties.

This opinion is limited to matters governed by the Delaware General Corporation Law (including the statutory provisions and reported judicial decisions interpreting such law) and by the laws of the State of New York.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and to the use of our name under the caption "Legal Matters" in the Registration Statement, the Prospectus, the Prospectus Supplement and any supplements thereto. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,

/s/ Pillsbury Winthrop Shaw Pittman LLP
PILLSBURY WINTHROP SHAW PITTMAN LLP